UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05052490

April 19, 2005

Joseph F. Hubach
Senior Vice President, Secretary
and General Counsel
Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/19/2005

Re: Texas Instruments Incorporated
Incoming letter dated April 6, 2005

Dear Mr. Hubach:

This is in response to your letter dated April 6, 2005 concerning the shareholder proposal submitted to Texas Instruments by Edward P. Olson. We also have received letters on the proponent's behalf dated April 6, 2005, April 10, 2005 and April 15, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

TEXAS INSTRUMENTS

April 6, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Texas Instruments Incorporated – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Texas Instruments Incorporated (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude a shareholder proposal (the "Proposal") submitted by Mr. Edward P. Olson (directly or through his representative, John Chevedden, the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

The Company filed the Proxy Materials in definitive form with the Commission on March 11, 2005, and initiated mailings of the Proxy Materials to the Company's stockholders on the same day. We are submitting this request after the deadline for no-action filings described in Rule 14a-8(j), but as described more fully below, the Company was not aware of the Proposal prior to April 1, 2005. The Company's 2005 annual meeting of stockholders will be held on April 21, 2005. Accordingly, we request a response to this submission on an expedited basis. In accordance with Rule 14a-8(j), enclosed are six copies of this letter and its attachments.

As more fully set forth below, we believe that the Proposal may be excluded from the Proxy Materials because the Proponent failed to submit the Proposal in a timely manner as required by Rule 14a-8(e).

I. Background.

On April 1, 2005, the Company received correspondence from the Proponent dated March 22, 2005 (the "Correspondence"). The Correspondence was delivered by U.S. mail to the principal executive offices of the Company located at 12500 TI Boulevard, P.O. Box 660199, Dallas, Texas 75266. A copy of the Correspondence is attached hereto as Exhibit A. The Correspondence transmitted the Proposal, which, according to the Proponent, had been faxed to the Company on October 28, 2004. The Correspondence does not indicate that a copy of the Proposal was mailed to the Company before March 22, 2005.

Based on the telecopy confirmation included with the Correspondence, the Proposal was erroneously faxed by the Proponent on October 28, 2004 to a group fax machine assigned to the Company's Information Technology group responsible for the Company's mobile technology located at a Company facility in Plano, Texas. This facility is located more than 10 miles from the Company's principal executive offices. The fax machine is dedicated to receipt of communications regarding the mobile technology needs of the Company's personnel. The fax machine receives a high volume of incoming faxes, the majority of which are spam. As a general procedure, the IT group employees who have access to the fax machine remove the faxes related to mobile technology requests. The remaining faxes are discarded monthly. We have spoken with the employees who have normal access to the fax machine, none of whom recalls having seen the Proposal.

The fax number to which the Proposal was sent was used at one time by the Company's principal executive offices. The Company identified that fax number for communications with the Company's principal executive office in its 2000 annual report to stockholders and in earlier annual reports. Sometime after the issuance of the 2000 annual report, the fax number was reassigned for use by the Company's mobile technology group, as explained above. For several years, the Company has not identified the fax number for communications with the Company's principal executive office.

The Company's proxy statement for the Company's 2004 annual meeting of stockholders notified Company stockholders that any proposal for inclusion in the Company's 2005 proxy materials must be received, in accordance with the rules of the Commission, on or before November 12, 2004. The Company's proxy statement for the Company's 2004 annual meeting of stockholders identifies the Company's executive offices as 12500 TI Boulevard, Dallas, Texas, and its mailing address as P.O. Box 660199, Dallas, Texas, 75266-0199. The same mailing address appeared in the Company's 2003 annual report to stockholders. Likewise, the Company's website currently identifies the same address for communications with the Company. A copy of the applicable website page is attached hereto as Exhibit B. The Company no longer identifies any facsimile number for Company communications.

Based on the Correspondence, it would appear that the Proponent obtained the fax number used for transmission of the Proposal from summary corporate information appearing on the Yahoo! Finance website. The Company, however, did not provide this information to the Yahoo! Finance website and is not responsible for its content. [The Correspondence does not indicate that an employee or representative of the Company instructed or otherwise confirmed that the Proponent should use that facsimile number to submit a shareholder proposal, nor are we aware of any employee or representative who did so.]

II. Discussion.

Rule 14a-8(e)(2) provides that shareholder proposals must be "received at the company's principal executive offices" on or before the applicable deadline. For the Company's 2005 annual meeting of stockholders, that date was November 12, 2004. The Proposal was not received at the Company's principal executive offices until April 1, 2005, well after the deadline. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even if there is substantial compliance or good faith efforts by the stockholder. See, e.g., *The DIRECTV Group, Inc.* (March 23, 2005), *WorldCom, Inc.* (March 7, 2001), *The Coca-Cola Company* (January 11, 2001), *General Motors Corporation* (April 7, 2000), *Weyerhaeuser Company* (February 19, 1999). *The DIRECTV Group, Inc.* no-action letter is particularly noteworthy because it involves a situation in which the proponent sent a facsimile to a communications department that was in a separate building next door to the principal executive offices, and the company did not receive a copy of the proposal at its principal executive offices until after the deadline. In that case, the Staff did not object to the exclusion of the shareholder proposal by the company.

In the Division of Corporation Finance Staff Legal Bulletin No. 14, the Staff clearly states in its response to question 3.c in Section C thereof that "[t]he proposal must be received at the company's principal executive offices.... If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." The Staff response to question 3.d in Section C further clarifies that "[a] shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." By using a facsimile number that transmitted to a location other than the Company's principal executive offices, and by obtaining the facsimile number from a non-affiliated third party web site, the Proponent did not submit the Proposal by a means that allowed him to determine when the Proposal was received at the Company's principal executive offices.

The proxy rules, by specifying that the proposal must be received before the deadline and by specifying the location where such proposals must be received, ensures that both the proponent and company have ample time to respond to the other's position while accommodating the legitimate needs of the company to prepare, print and mail its proxy materials in a timely manner to meet the applicable notice requirements for stockholders meetings. See, e.g., *General Motors Corporation* (April 7, 2000). In the present case, the Company filed the Proxy Materials in definitive form with the Commission on March 11, 2005 and began mailing the Proxy Materials to the Company's stockholders on the same day. Unless the Proponent's proposal is omitted, the Company's annual meeting process will be disrupted and the annual meeting may need to be delayed. Additionally, the Company will not have sufficient time to review the Proposal, consider its merits, and respond as the Company deems appropriate. The inevitable disruption and undeliberated response that would occur if the Proponent's Proposal were to be included at this late date is the situation that the proxy rules are designed to prevent.

III. Conclusion.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is omitted the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 480-6030 or, in my absence, Cindy Haynes at (972) 917-5434. Because the Company's annual meeting is scheduled for April 21, 2005 and proxies are already being solicited, we would appreciate a response as quickly as possible. We apologize for the burden that this puts on the Staff and thank you in advance for your help in this regard.

Very truly yours,

Joseph F. Hubach
Senior Vice President, Secretary
and General Counsel

cc: Mr. John Chevedden

Ms. Heather Maples
Division of Corporation Finance
Securities and Exchange Commission
(Via telecopy (202) 942-9525)

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

March 22, 2005

RECEIVED
APR 01 2005
JOE HUBACH

Mr. Joseph F. Hubach
Corporate Secretary
Texas Instruments Incorporated (TXN)
12500 TI Blvd.
PO Box 660199
Dallas TX 75266
PH: 972 995-3773
FX: 972 995-4360

March 23, 2005: Fax confirmations atttached

Mr. Hubach,

It appears that the attached rule 14a-8 shareholder proposal was omitted from the 2005 definitive proxy. This proposal was faxed to the company on October 28, 2004.

Please advise the steps you will take to ensure that shareholders can vote on this proposal before and at the 2005 annual meeting.

Sincerely,

John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Edward P. Olson

3U TELECOM INC.
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

This bill is available online at www.3utelecom.com

Also online: know how much you owe before you get your bill!

For questions please call customer service 1-800-97-ASK-3U, Mon-Fri, 9 AM to 5 PM PST, or email info@3utelecom.com.

Number dialed	Destination	Date	Time	Duration	Price
(972) 995 - 4360	Texas	10/28/2004	10:11:33 PM	00:01:37	$0.078

ACTIVITY REPORT

TIME : 10/29/2004 08:21
NAME :
FAX : 03103717872
TEL :

10/28	22:08	19729954360	01:34	03	OK	TX	ECM

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

March 22, 2005

Mr. Joseph F. Hubach
Corporate Secretary
Texas Instruments Incorporated (TXN)
12500 TI Blvd.
PO Box 660199
Dallas TX 75266
PH: 972 995-3773
FX: 972 995-4360

Mr. Hubach,

It appears that the attached rule 14a-8 shareholder proposal was omitted from the 2005 definitive proxy. This proposal was faxed to the company on October 28, 2004.

Please advise the steps you will take to ensure that shareholders can vote on this proposal before and at the 2005 annual meeting.

Sincerely,

John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Edward P. Olson

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Joseph F. Hubach, Corporate Secretary
Texas Instruments Incorporated
12500 TI Blvd.
PO Box 660199
Dallas TX 75266
PH: 972 995-3773
FX: 972 995-4360

Dear Mr. Hubach,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Two directors were allowed to own zero (0) stock – commitment concern.
- Four directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- Our Audit Committee had 2 of 4 members with more than 15-years tenure including the chairman – independence concern.
- 2003 CEO pay of $15 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

  Plus $23 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Directors were still allowed to participate in a $500,000 Charitable Award Program – independence concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

- Stock Value

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

Texas Instruments Inc (TXN)

At 4:02PM ET: **25.00** ↓0.22 (0.87%

Profile

Texas Instruments Inc
12500 TI Boulevard, P.O. Box 660199
Dallas, TX 75266
Phone: (972) 995-3773
Fax: (972) 995-4360
Web Site: http://www.ti.com/

DETAILS

Index Membership:	S&P 500
Sector:	Technology
Industry:	Semiconductors
Employees (last reported count):	35,472

REUTERS ABRIDGED BUSINESS SUMMARY

Texas Instruments Incorporated (TI) operates through three business segments: Semiconductor, Sensors and Controls, and Educational and Productivity Solutions. TI's Semiconductor segment designs, manufactures and sells integrated circuits. Its core products include analog semiconductors and digital signal processors (DSPs). TI's Sensors and Controls segment designs and manufactures sensors, electrical and electronic controls, and radio frequency identification (RFID) systems. Educational and Productivity Solutions is engaged in the supply of graphing handheld calculators. The Company has manufacturing, design or sales operations in more than 25 countries.

Key Statistics
More from Reuters
Expanded Business Description

COMPANY WEBSITES

- Home Page

Search Yahoo! for:
More on Texas Instruments Inc

REUTERS ABRIDGED FINANCIAL SUMMARY

For the fiscal year ended 12/31/04, revenues rose 28% to $12.58 billion. Net income increased 55% to $1.86 billion. Revenues reflect growth in the Company's wireless and Digital Light Processing(TM) semiconductor products. Net income reflects improved operating margins and lower operating expenses.

View Financials
More from Reuters
Significant Developments - Highlights - Performance - Ratio Comparison

OFFICERS

	Pay	Exercised
Thomas Engibous, 51 Chairman	$ 1.90M	$ 23.58M
Richard Templeton, 45 Pres, Chief Exec. Officer, Director	$ 1.41M	$ 18.35M
Kevin March, 46 Chief Financial Officer, Sr. VP	N/A	N/A
Joseph Hubach, 46		

EXHIBIT B

INVESTOR RELATIONS CONTACT INFORMATION

SEC Form 10-K

Stockholders may obtain a copy of the company's annual report to the Securities and Exchange Commission on Form 10-K (except for exhibits) and its audited financial statements without charge by writing to:
Manager of Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199

Stock Exchange Listings

The common stock of Texas Instruments Incorporated is listed on the New York Stock Exchange and Swiss stock exchanges.
Ticker symbol: TXN

Transfer Agent and Registrar

Computershare Investor Services, L.L.C.
2 North LaSalle Street
Chicago, IL 60602

Stockholder Records Information

Computershare Investor Services, L.L.C.
Shareholder Communications
P.O. Box A3504
Chicago, IL 60690-3504
Toll Free: 800-981-8676
Phone: 312-360-5151
web.queries@computershare.com
www-us.computershare.com

Independent Auditors

Ernst & Young LLP
Dallas, Texas

Company Headquarters

Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199
Phone: 972-995-2011
www.ti.com

Investor Information
Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199
Phone: 972-995-3773

Financial/Product Literature and General Information
Toll Free: 800-336-5236
Phone: 972-995-6611
www.ti.com/irdocreq

Media Information
Media Relations
P.O. Box 660199, MS 8726
Dallas, TX 75266-0199
Phone: 214-480-6893

Environmental, Safety and Health Information
Environmental, Safety and Health
P.O. Box 655474, MS 3734
Dallas, TX 75265
Phone: 972-927-3141

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 6, 2005
FX: 202-942-9525
CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Texas Instruments Incorporated (TXN)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson
In response to the No Action Request that the Company said that it would submit

Ladies and Gentlemen:

On April 5, 2005 the company said it would submit a no action request in regard to the above proposal. The following attachments are evidence that the above rule 14a-8 proposal was was timely submitted to the company.

It is respectfully requested that there be an opportunity to respond to the upcoming company no action request prior to the Staff Response Letter.

Sincerely,

John Chevedden

cc: Edward P. Olson
Terri West
Senior Vice President

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 22, 2005

Mr. Joseph F. Hubach
Corporate Secretary
Texas Instruments Incorporated (TXN)
12500 TI Blvd.
PO Box 660199
Dallas TX 75266
PH: 972 995-3773
FX: 972 995-4360

March 23, 2005: Fax confirmations atttached

Mr. Hubach,

It appears that the attached rule 14a-8 shareholder proposal was omitted from the 2005 definitive proxy. This proposal was faxed to the company on October 28, 2004.

Please advise the steps you will take to ensure that shareholders can vote on this proposal before and at the 2005 annual meeting.

Sincerely,

John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Edward P. Olson

3U TELECOM INC.
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

This bill is available online at www.3utelecom.com

Also online: know how much you owe before you get your bill!

For questions please call customer service 1-800-97-ASK-3U, Mon-Fri, 9 AM to 5 PM PST, or email info@3utelecom.com.

CALL DETAIL

Number dialed	Destination	Date	Time	Duration	Price
(972) 995 - 4360	Texas	10/28/2004	10:11:33 PM	00:01:37	$0.078

ACTIVITY REPORT

TIME : 10/29/2004 08:21
NAME :
FAX : 03103717872
TEL :

10/28	22:08	19729954360		01:34	03	OK	TX ECM

Tuesday, March 22, 2005, 10:12PM ET - U.S. Markets Closed.

Quotes & Info

Texas Instruments Inc (TXN)

At 4:02PM ET: **25.00** ↓ 0.22 (0.87%)

Profile

Texas Instruments Inc
12500 TI Boulevard, P.O. Box 660199
Dallas, TX 75266
Phone: (972) 995-3773
Fax: (972) 995-4360
Web Site: http://www.ti.com/

DETAILS

Index Membership:	S&P 500
Sector:	Technology
Industry:	Semiconductors
Employees (last reported count):	35,472

REUTERS ABRIDGED BUSINESS SUMMARY

Texas Instruments Incorporated (TI) operates through three business segments: Semiconductor, Sensors and Controls, and Educational and Productivity Solutions. TI's Semiconductor segment designs, manufactures and sells integrated circuits. Its core products include analog semiconductors and digital signal processors (DSPs). TI's Sensors and Controls segment designs and manufactures sensors, electrical and electronic controls, and radio frequency identification (RFID) systems. Educational and Productivity Solutions is engaged in the supply of graphing handheld calculators. The Company has manufacturing, design or sales operations in more than 25 countries.

Key Statistics
More from Reuters
Expanded Business Description

COMPANY WEBSITES

- Home Page

Search Yahoo! for:
More on Texas Instruments Inc

REUTERS ABRIDGED FINANCIAL SUMMARY

For the fiscal year ended 12/31/04, revenues rose 28% to $12.58 billion. Net income increased 55% to $1.86 billion. Revenues reflect growth in the Company's wireless and Digital Light Processing(TM) semiconductor products. Net income reflects improved operating margins and lower operating expenses.

View Financials
More from Reuters
Significant Developments - Highlights - Performance - Ratio Comparison

OFFICERS

	Pay	Exercised
Thomas Engibous, 51 Chairman	$ 1.90M	$ 23.58M
Richard Templeton, 45 Pres, Chief Exec. Officer, Director	$ 1.41M	$ 18.35M
Kevin March, 48 Chief Financial Officer, Sr. VP	N/A	N/A
Joseph Hubach, 46		

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Joseph F. Hubach, Corporate Secretary
Texas Instruments Incorporated
12500 TI Blvd.
PO Box 660199
Dallas TX 75266
PH: 972 995-3773
FX: 972 995-4360

Dear Mr. Hubach,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Two directors were allowed to own zero (0) stock – commitment concern.
- Four directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- Our Audit Committee had 2 of 4 members with more than 15-years tenure including the chairman – independence concern.
- 2003 CEO pay of $15 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $23 million in unexercised stock options from previous years.

- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

• Directors were still allowed to participate in a $500,000 Charitable Award Program – independence concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 10, 2005
FX: 202-942-9525
CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Texas Instruments Incorporated (TXN)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson
In response to April 6, 2005 No Action Request

Ladies and Gentlemen:

This is to request the opportunity to respond to the company no action request prior to the issuance of the Staff Response Letter. Key information is missing from the company no action request.

Sincerely,

John Chevedden

cc: Edward P. Olson
Terri West
Senior Vice President

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 15, 2005
FX: 202-942-9525
CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Texas Instruments Incorporated (TXN)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson
In Response to April 6, 2005 Company No Action Request

Ladies and Gentlemen:

The key point of the company no action request is that it is an unverifiable story that could simply be plausible fiction. Not only is the story unverifiable it is significantly lacking in details of the methodology purportedly used.

Mr. Hubach, company General Counsel does not even state the location of his office which leads to the question of whether his office is at the same location the company claims for the fax number. Mr. Hubach adds to the mystery on this question by using letterhead with no address.

The company provides no independent verification of the location of the fax that received the rule 14a-8 proposal on October 28, 2004. Furthermore the company does not even indicate that it would be willing or possible to provide independent verification. The company claims that this fax number was in use for years prior to the year 2000 by the company and is still currently in use. The company provides no evidence of the listing of this fax number in its 2000 proxy and in the years of prior proxies.

The company provides no explanation for the fax number to be included with the current company headquarters location by an independent publisher which is widely accessible. If the company story is true it would seem that since the year 2000 or later there could have been a number of lost faxes which would have been traced back to this purported erroneous listing – enough that the company would have been motivated to request the publisher to delete the fax number.

There are no examples of the spam that the company claims is now received by this fax and an accompanying activity report – even from the last few days.

The company does not explain the feasibility of the telephone company allowing the same telephone number to be used at a new location "10 miles" from the initial location instead of using a new local number to facilitate correct billing.

On April 12, 2005 a person in Mr. Hubach's office said that a company location within 3 miles of the headquarters office used a different area code. This is the office of Ms. Cindy Haynes who is listed as an alternate company representative with a different area code in the no action request, area code 972 versus area code 214. This also leads to the unanswered question of whether company interchangeably accepts company headquarters correspondence at two different company locations.

The company does not explain its methodology in determining the history of the location of this fax number.

The company cannot even name a specific year "sometime after the issuance of the 2000 annual report" that "the fax number was reassigned." The company does not explain a potential 2000 to 2004 gap in information on the location of this fax number.

The company says that "For several years, the company has not identified the fax number for communications with the Company's principal office." However the company does clarify whether or not the fax number was in fact used "for communications with the Company's principal office" during these years.

There is no affidavit supporting any of the company claims or hearsay. The company does not name the "employees" ... "we have spoken with" in order than its account can be verified. There are no affidavits such as the employee affidavit used in FirstEnergy Corp. (March 3, 1999) which concerned the receipt of a rule 14a-8 proposal fax, included an employee affidavit and still did not receive company concurrence. It appears that FirstEnergy attempted a higher level of verification than the company here and still did not prevail.

The company cites The DIRECTV Group (March 23, 2005) but does not give justification for expecting the same outcome ("particularly noteworthy") based on the company providing less detail than provided in DIRECTV.

The 2004 company proxy does not state that a fax would not constitute proper delivery of a rule 14a-8 proposal at the company headquarters. In fact rule 14a-8 specifically allows fax communication and could be interpreted as encouraging fax communication.

The company ends its remarks with a lecture on timeliness – which in no way addresses whether the company has presented a verifiable reason for not processing the proposal at the time it was originally faxed to the company – October 28, 2004.

This is to request that the company not be granted concurrence because its story is simply not verified.

Sincerely,

John Chevedden

cc: Edward P. Olson

Joseph Hubach
General Council
Terri West
Senior Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Texas Instruments Incorporated
Incoming letter dated April 6, 2005

The proposal relates to poison pills.

There appears to be some basis for your view that Texas Instruments may exclude the proposal under rule 14a-8(e)(2) because Texas Instruments did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that Texas Instruments did not receive the proposal at its "principal executive offices" before this deadline. Accordingly, we will not recommend enforcement action to the Commission if Texas Instruments omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel